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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Professionals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Avenue, Ste. 300
(No. and Street)

San Antonio (City) TX (State) 78232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay McAnelly 210-308-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Ave Ste. #1800 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay McAnelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Professionals, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

MARIBEL PEREZ
NOTARY PUBLIC-STATE OF TEXAS
COMM. EXP. 01-06-2020
NOTARY ID 685439-9

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PROFESSIONALS, INC.

Contents

Year Ended December 31, 2017

Confidential Treatment Requested

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Investment Professionals, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Investment Professionals, Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

As described in Note B to the financial statement, the Company has revised its 2016 financial statements as of and for the year ended December 31, 2016 from the amounts previously reported on by other auditors. We also have audited the adjustments to revise the 2016 financial statements to correct the errors, as described in Note B. In our opinion, such adjustments are appropriate and have been properly applied. As the prior period financial statements have not been presented herein, the revision has been effected as an adjustment to the January 1, 2017 opening retained earnings.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 14, 2018

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

INVESTMENT PROFESSIONALS, INC.
Statement of Financial Condition
December 31, 2017
Confidential Treatment Requested

Assets	
Cash and cash equivalents	$ 6,162,109
Investment securities	53,512
Accounts receivable – clearance and commissions	1,157,648
Accounts receivable – advisory fees	755,571
Accounts receivable from affiliated party	1,298,583
Accounts receivable – other (net of allowance for doubtful accounts of $126,918)	515,164
Deferred tax asset	8,534,752
Notes receivable – retention loans (net of allowance for doubtful accounts of $291,499)	3,507,191
Prepaid expenses and deposits	1,197,131
Furniture and equipment, net of accumulated Depreciation of $3,104,664	80,415
Total assets	$ 23,262,076
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 3,096,408
Accounts payable and accrued expenses	1,958,543
Total Liabilities	5,054,951
Commitments and contingencies (see Note E)	
Stockholder's equity:	
Common stock, $0.10 par value - Authorized 100,000 shares; issued and outstanding: 11,400 shares	1,140
Paid-in capital	17,784,099
Retained earnings	421,886
Total stockholder's equity	18,207,125
Total liabilities and stockholder's equity	$ 23,262,076

The accompanying notes are an integral part of this financial statement.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Professionals, Inc. ("the Company") is a Texas corporation formed in 1992, for the purpose of conducting business as a broker-dealer in securities and insurance. The Company serves primarily individual and institutional customers in 28 states.

The Company was a wholly-owned subsidiary of Investment Holdings Corporation ("IHC") through June 2017. On July 1, 2017, the Company was acquired by AMPF Holding Corporation ("Ameriprise"), a subsidiary of Ameriprise Financial, Inc. See Note H for further details.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company primarily partners with community financial institutions in offering investment products and services to support individual investors in achieving their financial goals.

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, claims exemption from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions with and for its customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records.

Basis of Financial Statement Presentation

The presentation of the financial statement in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The accounting estimates reflect the best judgement of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Income Taxes: The financial statement reflects certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, Continued

Prior to its acquisition by Ameriprise, the Company was a Qualified Subchapter S Subsidiary ("QSub") of its prior owner. The purchase of the Company's stock by Ameriprise was treated as an asset purchase for income tax purposes. The tax basis of the Company's goodwill and intangibles are deductible over a period of 180 months for income tax purposes. Because Ameriprise elected to not pushdown goodwill and intangibles to the Company for GAAP accounting, the future tax deductions for goodwill and intangibles are shown as deferred tax assets on the Company's financial statement.

The Company is required to establish a valuation allowance for any portion of its deferred tax assets that management believes will not be realized. Significant judgment is required in determining if a valuation allowance should be established and the amount of such allowance if required. Factors used in making this determination include estimates relating to the performance of the business. Consideration is given to, among other things in making this determination: (i) future taxable income exclusive of reversing temporary differences and carryforwards; (ii) future reversals of existing taxable temporary differences; (iii) taxable income in prior carryback years; and (iv) tax planning strategies. Management may need to identify and implement appropriate planning strategies to ensure its ability to realize deferred tax assets and reduce the likelihood of the establishment of a valuation allowance with respect to such assets. See Note G for additional information on the Company's valuation allowance determination.

Changes in tax rates and tax law are accounted for in the period of enactment. Deferred tax assets and liabilities are adjusted for the effect of a change in tax laws or rates and the effect is included in income from continuing operations. See Note G for further discussion on the enactment of the legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Act") and the impact to the Company's provision for income taxes for the year ended December 31, 2017.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of 90 days or less. The Company believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial stability of the respective financial institutions.

Investment securities: Investment securities are classified as "trading" and carried in the financial statement at fair value.

Accounts receivable from affiliated party: See Note H.

Prepaid expense and deposits: Prepaid expenses primarily include annual regulatory fees, advanced payments for technology and contracted services.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, Continued

Furniture and Equipment: Furniture and equipment is stated at lower of cost or fair market value at the date of purchase, net of accumulated depreciation. Depreciation is computed by the straight- line method over five years.

Notes receivable – retention loans: Notes receivable – retention loans primarily include amounts paid to advisors for purposes of retention. A majority of the notes receivable balance is associated with loans issued to advisors between July and December of 2017 shortly after the Company's acquisition by Ameriprise (see Note H) and have a term of seven years. The allowance associated with the acquisition related notes receivable represents 6.5% of the receivables balance which includes assumptions related to attrition risk and recoverability concerns these loans may generate in the event that the financial advisor is no longer affiliated with the Company.

NOTE B - REVISION TO THE 2016 FINANCIAL STATEMENTS

The financial statements as of and for the year ended December 31, 2016, not presented herein, were audited by another Independent Registered Public Accounting Firm, whose report dated February 23, 2017 expressed an unqualified opinion on those financial statements. The Company has revised the December 31, 2016 financial statements to reflect the correction of errors related to accounting for certain revenues and commission expenses to recognize these both on a trade date and accrual basis and the resulting impact on accounts receivable and commissions payable; to reverse the recognition of certain prepaid expenses, accounts payable and accounts receivable prior to their service period beginning and to appropriately reflect an investment at fair value. As a result of this correction, the following adjustments have been made to the previously reported on December 31, 2016 balances:

	Balance as of December 31, 2016, as previously reported	Adjustment	Balance at December 31, 2016, as revised
Accounts Receivable – Clearance and Commissions	$ 734,804	$978,022	$1,712,826
Accounts Receivable - Other	$ 776,836	$768,187	$1,545,023
Investments at fair value	$1,916	$36,693	$38,609
Prepaid Expenses	$888,091	($56,069)	$832,022
Total Assets	$8,255,570	$1,726,833	$9,982,403
Accounts Payable	$1,250,425	($131,565)	1,118,860
Commissions Payable	$ 1,893,928	$1,255,913	$3,149,841
Total Liabilities	$3,144,353	$1,124,348	$4,268,701

Retained Earnings	$4,737,206	$602,485	$5,339,691
Total Stockholders' Equity	$5,111,217	$602,485	$5,713,702
Total Revenues	$ 54,507,562	$226,115	54,733,677
Total Expenses	$ 49,991,106	$243,263	$50,234,369
Net Income	$ 4,516,456	($17,148)	$4,499,308

As the prior period financial statements have not been presented herein, the revision has been effected as adjustments to the opening retained earnings. These adjustments were audited in connection with the audit of the December 31, 2017 financial statements.

NOTE C - FAIR VALUES OF ASSETS AND LIABILITIES

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

At December 31, 2017, the Company held the following investment securities:

	Fair Value			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 397,559			$ 397,559
Investment Securities:				
REIT's			50,000	50,000
Government Bonds		1,581		1,581
UIT		1,931		1,931
Total	$ 397,559	$ 3,512	$ 50,000	$ 451,071

NOTE C - FAIR VALUES OF ASSETS AND LIABILITIES, continued

There were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

Cash equivalents
The Company's cash equivalents consist of money market securities and are classified as Level 1 within the fair value hierarchy.

Investment Securities
The fair value of investment securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

Notes Receivable
The carrying value and fair value of Notes receivable - retention loans were $3,507,191 and $3,526,600, respectively, at December 31, 2017. The fair value of the retention loans is determined by discounting contractual cash flows, net of estimated credit losses, using a current market interest rate and are classified as level 3.

In general, the remainder of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2017, approximate fair value. These are not included in the table above.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017 the Company had net capital and minimum net capital of $2,046,988 and $336,997, respectively as calculated under the basic net capital computation. The Company's ratio of aggregate indebtedness to net capital was 2.4695 to 1.

NOTE E – COMMITMENTS AND CONTINGENCIES

At December 31, 2017, the aggregate minimum rental commitment under this operating lease was $365,155, $372,442 and $219,738 for years 2018, 2019 and 2020, respectively.

In the normal course of business, the Company can be named as a defendant in legal actions, including arbitration, and other litigation. The Company can also be subjected to investigations and proceedings by federal and state agencies and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. The Company believes that it has adequately provided for any potential

NOTE E – COMMITMENTS AND CONTINGENCIES

liability which may result from any such activities. The Company recently settled a class action matter that was pending prior to Ameriprise's acquisition of the Company. As part of the definitive agreements associated with the acquisition, this matter is fully indemnified by the former owners of the Company and settlement of the matter will have no impact to the Company's net income. The associated liabilities in the amount of $450,000 are included in the accounts payable and accrued expenses line on the statement of financial condition. The associated receivable is included in the accounts receivable from affiliated party line on the statement of financial condition.

NOTE F – OFF-BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's introduces securities transactions on behalf of their customers to its clearing broker-dealer on a fully disclosed basis. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are successfully executed by the clearing broker/dealer.

NOTE G – INCOME TAXES

Prior to its acquisition by Ameriprise, the Company was a QSub of its prior owner. The purchase of the Company's stock by Ameriprise was treated as an asset purchase for income tax purposes. The tax basis of the Company's goodwill and intangibles are deductible over a period of 180 months for income tax purposes. Because Ameriprise elected to not pushdown goodwill and intangibles to the Company for GAAP accounting, the future tax deductions for goodwill and intangibles are recognized as deferred tax assets on the Company's financial statement. The deferred tax asset on July 1, 2017 of $13,122,333 was recorded in equity.

The Company had a receivable from Ameriprise for federal income taxes of $292,394 at December 31, 2017 which was included in accounts receivable from affiliated party on the statement of financial condition. Also, the Company had a payable to Ameriprise for state income taxes of $2,654 at December 31, 2017, which was included in accounts payable and accrued expenses on the Statement of Financial Condition.

Prior to July 1, 2017, the Company was a qualified subsidiary of an S-corporation and the income taxes were the responsibility of the shareholders.

NOTE G – INCOME TAXES, continued

Significant components of the Company's deferred tax assets as of December 31, 2017 are as follows:

Deferred tax assets:	
Goodwill and intangibles	$ 8,264,371
Deferred compensation and bonuses	161,057
Reserve for bad debts	109,324
Total deferred tax assets	$ 8,534,752

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company or Ameriprise Financial, Inc. will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established as of December 31, 2017.

Management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements as of December 31, 2017.

Beginning July 1, 2017, the Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of Ameriprise Financial, Inc. in the U.S. federal jurisdiction and various state jurisdictions. In the third quarter of 2017, Ameriprise Financial, Inc. received final cash settlements for resolution of the 2006 and 2011 audits. The IRS has completed its examination of the 2008 through 2010 tax returns and these years are effectively settled; however, the statutes of limitation, remain open for certain carryover adjustments. The IRS is currently auditing Ameriprise Financial, Inc.'s U.S. income tax returns for 2012 through 2015. Ameriprise Financial, Inc. or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 2005 through 2015.

NOTE H – RELATED PARTY TRANSACTIONS

Between July 1, 2017 and December 31, 2017, the Company recorded $4,288,895 of capital contributions from Ameriprise to primarily support the Company's funding of advisor retention loans and employee retention efforts. The Company also recorded $13,122,333 in connection with a deferred tax asset related to the acquisition.

NOTE I - SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 14, 2018, which is the date the financial statement was available to be issued. Ameriprise provided a capital contribution on February 28, 2018 in the amount of $961,000. There are no other subsequent events or transactions that require disclosure.